Exhibit 99.(1)

Approval of Form and Amount of Joint Fidelity Bond Coverage

Mr. Rosella then stated that the Board was being asked to approve the Company’s fidelity bond coverage and premium under the joint fidelity bond (the “Bond”) issued by National Union Fire Insurance Company of Pittsburgh, PA for the policy period July 25, 2006, to July 25, 2007.  He then referred the Directors to the Board Materials, which included a copy of the Bond.

Mr. Rosella next stated that, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, the Company is required to obtain and maintain a bond, issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the Company who may, singly or jointly with others, have access to securities or funds of the Company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities.

Mr. Kridel then stated that the Bond in the amount of $500,000.00, covering each officer and employee of the Company against larceny and embezzlement and against other types of losses in varying amounts, is reasonable in view of the value of the aggregate assets of the Company to which any person covered may have access, the type and terms of the arrangements made for the custody and safe-keeping of such assets and the nature of the securities to be in the Company’s funds.

Mr. Kridel explained that the total one-year premium of $2,730.00 for the Bond was paid in full by the Advisor, since the Company did not have any assets at the time the policy period commenced.  Mr. Kridel further explained that while presently, for the reason outlined above, the Advisor paid the entire premium, in the future the Company and the Advisor will each pay for a portion of the premium.  In this regard, Mr. Kridel noted that the share of the premium allocated to the Company under a joint insured bond would be less than the premium the Company would have to pay had it provided and maintained a single insured bond.

After further discussion, upon motion duly made and seconded, the Directors, including all of the “non-interested” Directors:

RESOLVED, that it is the determination of the Directors, including all of the “non-interested” Directors, that the Bond covering officers and employees of the Company in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940 in the amount of $500,000.00 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Company to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Company’s Funds and all other relevant factors; and it was

FURTHER RESOLVED, that the actions of the officers of the Company be, and each hereby are, ratified and such officers are authorized to make any and all payments and do any and all such further acts, including making the appropriate fidelity bond filings with the Securities and Exchange Commission, in the name of the Company and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution; and it was

FURTHER RESOLVED, that the Agreement Among Joint Insureds, in substantially the form present at the Meeting, be, and it hereby is, ratified and approved.